UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 31 January 2023

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 31 January 2023 - Sale completion:majority interest, NGGT & Metering

Exhibit 99.1

31 January 2023

Completion of sale of majority interest in NGGT and Metering

National Grid plc is pleased to announce that it has today completed the sale of a 60% equity interest in its UK gas transmission and metering business to a consortium comprised of Macquarie Asset Management and British Columbia Investment Management Corporation.

Enquiries and contacts

Investors and Analyst:

Nick Ashworth                                     +44 (0) 7814 355 590
Angela Broad                                       +44 (0) 7825 351 918
James Flanagan                                    +44 (0) 7970 778 952
Jonathan Clay                                       +44 (0) 7899 928 247

Media:

Molly Neal                                           +44 (0) 7583 102 727
Danielle Dominey-Kent                       +44 (0) 7812 485 153

About National Grid Gas

National Grid Gas owns and operates the regulated gas National Transmission System ("NTS") in Great Britain, and also owns a regulated gas metering business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Ceri Jamond _______________________
Ceri Jamond Senior Assistant Company Secretary

Date: 31 January 2023